UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

As previously announced on October 20, 2020, certain financial and other information about Aspen Insurance Holdings Limited (“Aspen”) was made available to potential investors in connection with the offering of debt securities (the “offering”) by Highlands Holdings Bond Issuer, Ltd., a Bermuda exempted company (the “Bermuda Issuer”), and Highlands Holdings Bond Co-Issuer, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Bermuda Issuer (the “Delaware Issuer”, and together with the Bermuda Issuers, the “Issuers”). The Issuers are sister companies of Highlands Holdings Ltd. ("Highlands Holdings"), the direct parent entity of Aspen.

On October 28, 2020, the Issuers completed the offering and Highlands Holdings subsequently made an initial capital contribution to Aspen in the amount of $235 million financed by proceeds of the offering.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: October 30, 2020	By:	/s/ Kevin Chidwick
	Name:	Kevin Chidwick
	Title:	Chief Financial Officer